UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT PURSUANT TO RULE 14(d)-1 or 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Wavecom S.A.
(Name of Subject Company (Issuer))

Sierra Wireless, Inc.
(Name of Filing Persons (Bidders))

Ordinary shares, nominal value €1 each
and
American Depositary Shares, each representing one ordinary share
(Title of Class of Securities)

Ordinary Shares (FR0000073066)
American Depositary Shares (943531103)
(CUSIP Number of Class of Securities)
David G. McLennan
Chief Financial Officer
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, BC V6V 3A4
+1 (604) 231-1100
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

With copies to:

Scott Sonnenblick	Jocelyn Kelley
Linklaters LLP	Blake, Cassels & Graydon LLP
1345 Avenue of the Americas	595 Burrard Street
New York, NY 10105	P.O. Box 49314
+1 (212) 903-9000	Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3
+1 (604) 631-3300
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable (1)	Not Applicable (1)

(1)	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N.A.
Form or Registration No.: N.A.
Filing Party: N.A.
Form: N.A.
Date Filed: N.A.
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
INDEX OF EXHIBITS
EX-99.A.5.I: PRESS RELEASE
EX-99.A.5.II: SLIDE SHOW PRESENTATION
EX-99.A.5.III: EMAIL FROM JASON COHENOUR

This Tender Offer Statement on Schedule TO is being filed by Sierra Wireless France SAS, an indirect wholly owned subsidiary of Sierra Wireless, Inc., pursuant to General Instruction D to Schedule TO.
Item 12. Exhibits.

Exhibit	Description
99(a)(5)(i)	Press release, dated December 2, 2008

99(a)(5)(ii)	Slide show presentation, dated December 2, 2008

99(a)(5)(iii)	Email from Jason Cohenour to the employees of Sierra Wireless, Inc.

INDEX OF EXHIBITS

Exhibit	Description
99(a)(5)(i)	Press release, dated December 2, 2008

99(a)(5)(ii)	Slide show presentation, dated December 2, 2008

99(a)(5)(iii)	Email from Jason Cohenour to the employees of Sierra Wireless, Inc.